

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Jonathan Perez
President
Oyocar Group Inc.
Colinas Marinas, Marbellas, Villa 10
Sosua, Dominican Republic 57000

> **Re: Oyocar Group Inc.**
> **Registration Statement on Form S-1**
> **Filed December 11, 2023**
> **File No. 333-275980**

Dear Jonathan Perez:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note the disclosure is your Risk Factors section on page 9 that your officers will own more than 50% of the outstanding shares and, accordingly, will have significant influence in determining the outcome of all corporate transactions or other matters. Please revise your prospectus cover page to provide this disclosure regarding the control held by your officers Mr. Perez and Ms. De Jesus. Additionally, please revise your risk factors and prospectus cover page to make clear your officers currently hold all shares outstanding in the company and will hold more than 50% of the outstanding shares even if all shares offered here (i.e., 10,000,000 shares) are sold.

2. We note your statement on the prospectus cover page that you are an emerging growth company. Please revise your disclosure, for example, in your Prospectus Summary, to provide a summary discussion regarding the implications of being an EGC (e.g., that you may take advantage of certain reduced reporting requirements that are otherwise applicable to larger public company and whether you intend to take advantage of these

reduced reporting requirements and exemptions), as well as what conditions would result in you ceasing to be an EGC. Provide a cross-reference on your prospectus cover page to this discussion. We note your risk factor beginning with "As an "emerging growth company" under the JOBS Act..." on page 11 as well as your disclosure on page 16.

Risk Factors

Risks Associated to Our Business

Because we plan to export automobiles overseas, we could be affected by disruptions in delivery, page 8

3. Please expand your risk factor discussion here or in a separate risk factor as appropriate to discuss the risks associated with the import and export of automobiles. For example, discuss risks related to your ability to pay import or export taxes or tariffs, and customs clearance activities as applicable as well as any regulations related to the import and export of automobiles that may impact your ability to develop your business and planned operations. We note that your website reflects that your business plan includes a statement that you will "take care of all the work on customs clearance."

Use of Proceeds, page 14

4. Please revise to disclosure whether your founder, Mr. Perez, has entered into a written or verbal agreement in connection with his agreement to loan the company additional funds in the event you raise less than the $38,000 necessary to implement your business plan. Additionally, please disclose whether this loan or the loan by verbal agreement provided by Mr. Perez to complete the registration costs of this offering include an interest rate or other material terms. Additionally, please reconcile disclosure regarding each of these loan agreements with your statement that Mr. Perez "has no formal commitment or legal obligation to advance or loan funds to the company."

Dilution, page 15

5. Please show us how you calculated post offering net tangible book value per share for each percentage of shares sold.

Complete Our Public Offering

Develop our Website, page 17

6. We note your disclosure here that reflects your plan to develop your company website upon completion of your public offering. However, we note that your website, oyocargroup.com, appears to already be active and functional. Please revise your disclosure to accurately reflect the state of development regarding your website.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

7. We note your disclosure here and elsewhere throughout your registration statement reflecting your plan to resell used cars purchased at auction in the United States to customers in the U.S. and Dominican Republic as well as current business activity searching for auto dealers in the Dominican Republic to "sign agreements with." Please revise your disclosure to make clear whether your business plan contemplates your customers being individuals, auto dealers or both. We also note that your disclosure in MD&A on page 19, for example, that state that you plan to purchase cars from "a variety of sources, includes used car dealerships, private individuals, and vehicle auctions." With an eye towards consistency regarding your planned sources of cars, revise your disclosure throughout your registration statement as appropriate. Further, with an understanding that you are a development stage company, please briefly expand your disclosure to discuss what kind of agreements and the purpose of the agreements you plan to enter into with auto dealers in the Dominican Republic.

Buying pre-owned vehicles, page 18

8. Please revise to disclose that you have not purchased any used cars to date.

Estimated Expenses for the Next Twelve-Month Period, page 19

9. Please revise your disclosure in the included chart to consistently reflect your intended Use of Proceeds from this offering with your estimated expense disclosure. In this regard, we note that the amounts disclosed in the included chart don't match your disclosed Plan of Operations on pages 17-19 or the Use of Proceeds section on page 14. Please revise and reconcile the amounts and expenses.

General Description of Business

Employees; Identification of Certain Significant Employees, page 24

10. In this section you state that you currently do not have any employees. However, in your risk factor beginning with "Our business can be affected by currency rate fluctuation" on page 10, you state that "[c]urrently, we have only two employees..." Please revise your disclosure here and elsewhere throughout your registration statement to consistently disclose your number of employees.

Government Regulation, page 24

11. We note your disclosure here that the auto sales industry faces a substantial number of regulations and laws both at a state and federal level and that you will be required to comply with all regulations, rules and directives. However, you also state that you "do not believe that regulation will have a material impact on the way [you] conduct business." Please revise this section to reconcile these statements, for example, by briefly explaining

why despite facing a significant amount of regulation you do not believe this will have a material impact. Further, please expand your discussion to concisely outline significant regulations, laws and rules you face in the United States and the Dominican Republic in connection with conducting your business operations.

Insurance, page 24

12.   Please revise this section to more fully reflect the risks specific to your planned business operations that you may face as a result of not maintaining any insurance, for example, related to purchase and international transport of vehicles by third-parties for third-parties. Revise your Risk Factors section accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 25

13.   Please revise the background sections for Mr. Perez Peralta and Ms. De Jesus to provide additional detail. For example, please provide the name of rental business Mr. Perez Peralta has been managing in the Dominican Republic fort he last 10 years. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

14.   We note that the required disclosure has been provided as of August 31, 2023. Please revise to provide the information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Description of Securities
Anti-Takeover Law, page 31

15.   Please revise your disclosure to add context to this section regarding the relevance of Nevada law, your statement that this offering will not be made in Nevada, and how, then "[a]ccordingly, there are no anti-takeover provisions that have the affect of delaying or preventing a change in control." To the extent certain provisions of your charter and bylaws contain anti-takeover provisions, please disclose them here and provide a risk factor discussing the anti-takeover effects.

Item 16. Exhibits, page 36

16.   Please file an opinion of counsel as to the legality of the securities being registered. Refer to Item 601(b)(5) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Jonathan Perez
Oyocar Group Inc.
January 5, 2024
Page 5

   Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services